                                                                   Exhibit 4(z)

                        ALLSTATE LIFE INSURANCE COMPANY
                               [3100 SANDERS ROAD
                             NORTHBROOK, IL 60062]

                     [TRUEINCOME - HIGHEST DAILY 7] BENEFIT
                              SCHEDULE SUPPLEMENT

 ANNUITY NUMBER: [001-0001]

 EFFECTIVE DATE: [Issue Date of the Annuity]

 [[SPOUSAL] DESIGNATED LIFE/LIVES]:

 [John Doe]           DATE OF BIRTH: [February 21, 1945]
 [[Mary Doe]          DATE OF BIRTH: [January 1, 1946]]

 ROLL-UP RATE: [7.0% per year]

 ANNUAL INCOME PERCENTAGE:

[Attained Age                    Annual   Attained Age of   Annual
of Single                        Income   Younger Spousal   Income
Designated Life                Percentage Designated Life Percentage
---------------                ---------- --------------- ----------
Less than 75                       5%      Less than 80       5%
75 - 79                            6%           80 - 84       6%
80 - 84                            7%           85 - 89       7%
85 or more                         8%        90 or more      8%]

 MINIMUM GUARANTEE PAYMENT: [$100]

 TRANSFER ACCOUNT: [AST Investment Grade Bond Portfolio]. If this portfolio is discontinued, we will substitute a successor portfolio, if there is one. Otherwise, we will substitute a comparable portfolio. We will obtain any required regulatory approvals prior to substitution of the portfolio.

 CHARGE FOR THE RIDER: [You have elected this Rider on a [Single Designated Life] basis. Therefore the charge for the Rider is an annual rate of [0.60]%.].

 ANNUITY PAYMENT TABLE: [The Annuity Payment Table below is used to compute the minimum annual amount of a single life annuity payment with 10 payments certain per $1,000 applied. We used the Annuity 2000 Valuation Mortality Table, less two years, with projected mortality improvements (modified scale
 G), with an interest rate of [3]% per year in preparing the Annuity Payment Table.

              Single Life Annuity Payment with 10 Payments Certain

Age Male  Female Age  Male  Female
--- ----- ------ --- ------ ------
55  48.68 45.60  80   87.48  83.01
60  53.45 49.71  85   97.52  94.84
65  59.66 55.11  90  105.41 104.20
70  67.55 62.27  95  110.53 109.94
75  77.02 71.62

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                     [TRUEINCOME - HIGHEST DAILY 7] BENEFIT
                        SCHEDULE SUPPLEMENT (CONTINUED)

 The Annuity Payment Table below is used to compute the minimum annual amount of a joint and last survivor life annuity payment with 10 payments certain per $1,000 applied. We used Annuity 2000 Valuation Mortality Table, less two years, with projected mortality improvements (modified scale G), and an interest rate of [3]% per year in preparing the Annuity Payment Table.

     Joint and Last Survivor Life Annuity Payment with 10 Payments Certain

                                  Female Age

                 55    60    65    70    75    80    85     90     95
          55  42.00 43.62 45.09 46.32 47.26 47.92 48.33  48.54  48.63
          60  43.07 45.24 47.37 49.31 50.90 52.06 52.79  53.18  53.36
Male Age: 65  43.93 46.65 49.56 52.43 55.01 57.03 58.39  59.14  59.48
          70  44.57 47.77 51.45 55.41 59.32 62.69 65.11  66.52  67.20
          75  45.00 48.58 52.91 57.94 63.37 68.52 72.56  75.07  76.33
          80  45.29 49.11 53.92 59.84 66.72 73.86 79.99  84.06  86.23
          85  45.45 49.42 54.54 61.07 69.10 78.04 86.32  92.22  95.52
          90  45.54 49.59 54.88 61.76 70.52 80.75 90.76  98.26 102.64
          95  45.58 49.67 55.04 62.10 71.25 82.23 93.36 101.97 107.14

 For purposes of determining annuity payments using the above Annuity Payment Tables, we use the Annuitant's(s') Adjusted Age and Sex. The Adjusted Age is the age last birthday prior to the date on which the first Annuity Payment is due, adjusted as shown in the "Translation of Adjusted Age Table" below.

                       Translation of Adjusted Age Table

Calendar Year in Which                      Calendar Year in Which
First Payment is Due      Adjusted Age       First Payment is Due      Adjusted Age
---------------------- -------------------  ---------------------- --------------------
   Prior to 2010        Actual Age            2050 through 2059     Actual Age minus 5
   2010 though 2019     Actual Age minus 1    2060 through 2069     Actual Age minus 6
  2020 through 2029     Actual Age minus 2    2070 through 2079     Actual Age minus 7
  2030 through 2039     Actual Age minus 3    2080 through 2089     Actual Age minus 8
  2040 through 2049     Actual Age minus 4    2090 through 2099     Actual Age minus 9]

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

                     [TRUEINCOME - HIGHEST DAILY 7] BENEFIT
                        SCHEDULE SUPPLEMENT (CONTINUED)

                          TRANSFER CALCULATION FORMULA

 [The following are the Terms and Definitions referenced in the Transfer Calculation Formula:

..   C\\u\\ the upper target is established on the Effective Date and is not changed for the life of the guarantee.

..   C\\t\\ the target is established on the Effective Date and is not changed for the life of the guarantee.

..   C\\l\\ the lower target is established on the Effective Date and is not changed for the life of the guarantee.

..   L the target value as of the current Valuation Day.

..   r the target ratio.

..   a the factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee.

..   V the total value of all elected Sub-accounts in the Annuity.

..   B the total value of all Transfer Account allocations.

..   P the Income Basis. Prior to the first withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first withdrawal were taken on the date of calculation. After the first withdrawal, the Income Basis equals the greatest of (1) the Account Value on the date of calculation; (2) the Protected Withdrawal Value on the date of the first withdrawal after the Effective Date, increased for subsequent additional Adjusted Purchase Payments and adjusted proportionally for Excess Income; or (3) the highest quarterly Account Value prior to the date of calculation.

..   T the amount of a transfer into or out of the Transfer Account.

 Target Value Calculation:

 On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V) is equal to zero, no calculation is necessary.

 Target values are subject to change for new elections of the Rider on a going-forward basis.

 L = 0.05 * P * a

 Transfer Calculation:

 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

 Target Ratio r = (L - B) / V.

   . If r (greater than) C\\u\\, assets in the elected Sub-accounts are transferred to the Transfer Account.

   . If r (less than) C\\l\\, and there are currently assets in the Transfer Account (B (greater than) 0), assets in the Transfer Account are transferred to the elected Sub-accounts.

 The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

 T = {Min (V, [L - B - V * Ct] / (1 - Ct))}          Money is transferred from the elected
                                                     Sub-accounts to the Transfer Account

 T = {Min (B,--[L - B - V * C\\t\\] / (1--C\\t\\))}  Money is transferred from the Transfer
                                                      Account to the elected Sub-accounts]

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